

Kenyatta Computer Services LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $100,000

Offering End Date: Dec 30, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Kenyatta Computer Services LLC

Founded: 2018

Address: 3245 W Union Avenue
Englewood, CO 80110

Industry: Computer Related Services

Employees: 3

Website: https://kcsbus.com/

Use of Funds Allocation:

If the maximum raise is met:

(50.0%) $50,000 – Hiring Staff
(46.5%) $46,500 – Working Capital
 (3.5%) $ 3,500 – SMBX capital raise fee

Social:

Facebook: 24 Followers
Instagram: 132 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$49,295	($3,898)
Cash & Cash Equivalents	$18,765	$8,236
Accounts Receivable	$10,933	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues / Sales	$258,737	$74,156
Cost of Goods Sold	$0	$0
Taxes & licenses	$0	$25
Net Income	$25,888	($5,031)

Recognition:

Kenyatta Computer Services LLC has been in operations since 1990, incorporating in 2018 with Nahjee Maybin serving as CEO.

About:

Kenyatta Computer Services LLC is a Colorado based computer services group that specializes in helping small and medium-sized businesses achieve their goals with highly trained technology management teams and engineers. Kenyatta Computer Services LLC offers their clients expertise on IT needs including cybersecurity, cloud services, infrastructure installation, staff augmentation and training.

Kenyatta Computer Services LLC has been in operations since 1990, founded initially by Lionel Maybin, later incorporating in 2018 with Nahjee Maybin serving as CEO since 2018.

Nahjee Maybin has 10+ years of experience in managing IT services in business, government, and education industries. He strongly believes that having the best people is what makes Kenyatta Computer Services an exceptional managed service provider and dedicates much of his time to finding and developing staff across the organization. He has a strong consulting, technical, and project background, complemented by degrees from Fort Valley State University and Colorado School of Mines.

For more information, contact our Customer Support Team at support@thesmbx.com

